Exhibit 99.2

INFORMATION STATEMENT

252,995,600 ORDINARY SHARES OF CNFINANCE HOLDINGS LIMITED,
PAR VALUE $0.0001 PER SHARE

DISTRIBUTION OF 252,995,600 ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE,

OF CNFINANCE HOLDINGS LIMITED BY FANHUA INC.

We, Fanhua Inc., or Fanhua, are sending you this information statement because we are completing our distribution of shares of CNFinance Holdings Limited, or CNFinance. We are distributing 4.71 ordinary shares, par value $0.0001, of CNFinance in the form of a dividend for each 20 of our outstanding ordinary shares. Some of these ordinary shares will be distributed in the form of American depositary shares, or ADSs, of CNFinance, which we refer to as CNFinance ADSs. We refer to the ordinary shares of CNFinance and the CNFinance ADSs together, collectively, as the CNFinance Shares. As of June 9, 2022, the record date for the distribution, we have a total of 1,074,291,784 issued and outstanding ordinary shares, 662,833,140 of which are represented by ADSs. We expect to distribute a total of 252,995,600 CNFinance ordinary shares to holders of our ordinary shares in this manner, including 156,097,200 CNFinance ordinary shares to be distributed in the form of 7,804,860 CNFinance ADSs to our ADS holders through our depositary bank.

Each CNFinance ADS represents 20 CNFinance ordinary shares. The CNFinance ADSs are listed on the New York Stock Exchange under the symbol “CNF.”

The distribution is expected to be effective on or about June 28, 2022, to holders of record of our ordinary shares as of 5:00 p.m. Eastern Daylight Time on June 9, 2022.

CNFinance is a leading home equity loan service provider in China. Our board of directors has determined that it would be in the best interests of our shareholders to distribute substantially all of the CNFinance Shares that we currently own. Following the completion of the distribution, we will own 201,080 CNFinance Shares, representing an equity interest in CNFinance of approximately 0.01%.

No vote of our shareholders is required in connection with this distribution. You will not be required to pay cash or provide any other consideration or to surrender or exchange any ordinary shares of Fanhua in order to receive the distribution of CNFinance Shares. Therefore, you are not required to take any action.

We are sending you this information statement, which contains additional information about CNFinance and the terms of this distribution, for your information only.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Unless otherwise noted, in this information statement, “we,” “us,” “our” or “Fanhua” refers to Fanhua Inc., formerly known as CNinsure Inc., a Cayman Islands company, and, where applicable, its subsidiaries and its consolidated variable interest entities. “CNFinance” refers to CNFinance Holdings Limited, a Cayman Islands company, and, where applicable, its subsidiaries and its consolidated variable interest entities.

Taxation of the Distribution to U.S. Holders

The gross amount of the distribution of CNFinance Shares or cash in lieu thereof will be characterized as a taxable dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of CNFinance Shares received by a U.S. holder (as defined within the section of this information statement entitled “Taxation”), and (y) any cash payment in lieu of fractional CNFinance ADSs paid to a U.S. holder. You should treat the effective date of the distribution, which is the distribution date on or about June 28, 2022, as the date of the dividend. Please see the section of this information statement entitled “Taxation—U.S. Federal Income Tax Considerations—Taxation of the Distribution to U.S. Holders” for additional information.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the CNFinance Shares to be distributed to you pursuant to this distribution or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is June 10, 2022.

TABLE OF CONTENTS

INFORMATION ABOUT CNFINANCE	4

INFORMATION ABOUT THE DISTRIBUTION	5

TAXATION	7

WHERE YOU CAN FIND MORE INFORMATION	12

INFORMATION ABOUT CNFINANCE

CNFinance is a leading home equity loan service provider in China, which conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise owners with financing needs to CNFinance and CNFinance introduces eligible borrowers to the trust company partners who will then conduct their own risk assessments and make credit decisions. CNFinance has established a national network of 63 branches and sub-branches in over 50 cities in China.

In November 2018, CNFinance completed its initial public offering and its ADSs commenced trading on the New York Stock Exchange under the symbol “CNF.”

CNFinance’s principal executive offices are located at 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province 510620, People’s Republic of China. The telephone number of CNFinance at this address is +86 (020) 6222-4206. Its registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

INFORMATION ABOUT THE DISTRIBUTION

The Distribution

On May 20, 2022, our board of directors approved the distribution of part of our CNFinance Shares to our shareholders. We will distribute a total of 252,995,600 CNFinance ordinary shares to persons who held our ordinary shares as of June 9, 2022, to which we refer as the record date. Among these 252,995,600 CNFinance ordinary shares to be distributed, a total of 156,097,200 CNFinance ordinary shares will be distributed in the form of 7,804,860 CNFinance ADSs to our ADS holders through our depositary bank. The final distribution ratio was calculated by dividing the 252,995,600 ordinary shares of CNFinance to be distributed by the number of Fanhua ordinary shares outstanding on the record date. How fractional shares will be treated is described below. To effect this distribution, our board of directors has declared a dividend of 4.71 CNFinance ordinary shares for each 20 of our outstanding ordinary shares, or 0.2355 CNFinance ADSs for each Fanhua ADS. The distribution is expected to be effective on or about June 28, 2022, to which we refer as the distribution date, to holders of record of our ordinary shares as of 5:00 p.m. Eastern Daylight Time on the record date.

Our shareholders will not be required to take any action to receive the CNFinance Shares on the distribution date.

JPMorgan Chase Bank, N.A. is the depositary of both our and CNFinance’s ADS programs. The CNFinance ADSs to be distributed to our shareholders will be governed by the terms of the deposit agreement CNFinance has entered into with the depositary bank, including the fees and expenses payable thereunder. The distribution, however, will be subject to the terms of the deposit agreement Fanhua has entered into with the depositary bank, and will be subject to a distribution fee of US$0.05 per CNFinance ADS to be distributed to eligible holders of our ADSs.

The approximate number of CNFinance ordinary shares that we will actually distribute to each holder of our ordinary shares as of 5:00 p.m. Eastern Daylight Time on the record date will be calculated by multiplying 0.2355 by the total number of our ordinary shares that each shareholder owned as of 5:00 p.m. Eastern Daylight Time on the record date.

Fractional CNFinance Shares

Any fractional CNFinance Shares or fractional entitlement (i.e., any fractional part of shares that are not an integral multiple of 20) will not be distributed. The number of fractional CNFinance Shares that would be distributable to each of the Fanhua shareholders in the form of ordinary shares will be rounded down to the nearest whole number and be further rounded down to the nearest integral multiple of 20.

As the depositary for our ADSs is considered one holder on our books, the number of CNFinance ordinary shares distributed to the depositary will be rounded down to the nearest whole number and be further rounded down to the nearest integral multiple of 20, rather than rounding occurring on a holder of ADS level. No fractional CNFinance ADSs will be distributed. Any fractional CNFinance ADSs will be aggregated and sold on behalf of those holders of Fanhua ADSs who would otherwise be entitled to receive a fractional CNFinance ADS. Following the distribution and such sale, it is anticipated that each eligible holder of Fanhua ADSs will receive a cash payment in an amount equal to their pro rata share of the total net proceeds from the sale of fractional ADSs, if any, less any applicable fees and expenses.

Trading

The Fanhua ADSs have been registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A. The Fanhua ADSs are listed and currently trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “FANH.” The Fanhua ordinary shares are not listed on the Nasdaq or any other stock exchange.

The CNFinance ADSs have been registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A. The CNFinance ADSs are listed and currently trade on the New York Stock Exchange under the symbol “CNF.” The CNFinance ordinary shares are not listed on the New York Stock Exchange or any other stock exchange.

If you sell your Fanhua ordinary shares and/or ADSs prior to or on the record date for the distribution, you also may be selling your right to receive the CNFinance Shares. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Fanhua ordinary shares and/or ADSs, or CNFinance ordinary shares and/or ADSs prior to or on the record date.

When and How You Will Receive the Distribution of CNFinance Shares

As of the distribution date, we will transfer to our ordinary shareholders the appropriate number of CNFinance Shares in the form of CNFinance ordinary shares to which our ordinary shareholders are entitled, including JPMorgan Chase Bank, N.A., as the Fanhua and CNFinance depositary. CNFinance’s Cayman registrar will cause these shares to be registered and entered under the name of each such ordinary shareholder on CNFinance’s register of members, but in the case of shares distributable to the Fanhua depositary, CNFinance’s registrar will cause such shares to be registered in the name of the CNFinance ADS depositary for the benefit of holders of ADSs issued under CNFinance deposit agreement. Except in the case of shares being issued to the Fanhua depositary (which will be issued in certificated form and accompanied by a certified share extract), these shares will be issued as uncertificated shares registered in book-entry form and no certificates representing them will be mailed to registered holders of our ordinary shares in the ordinary course.

When and How You Will Receive the Distribution of CNFinance ADSs

As of the distribution date, we will deposit the appropriate number of CNFinance Shares with the custodian for the CNFinance depositary (who also serves as our ADS depositary), notify our ADS depositary of such deposit, and instruct the CNFinance depositary to arrange for the issuance of whole CNFinance ADSs to the registered holders of our ADSs entitled thereto (including to Cede & Co., as nominee for the Depository Trust Company, that acts for banks, brokers and other nominees). If you have any questions in this regard, we encourage you to contact your bank, broker or other nominee on the mechanics of having the CNFinance ADSs posted to your account.

TAXATION

The following discussion is a summary of Cayman Islands, PRC and U.S. federal income tax consequences of the distribution of CNFinance Shares to holders of our ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this information statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the distribution, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Holders of our ordinary shares are encouraged to consult their tax advisors with respect to the tax consequences, including the income tax consequences, if any, to them of the acquisition, holding, redemption, sale or transfer of CNFinance Shares.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, estate duty or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) by a holder of Fanhua ordinary shares to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands as a result of the receipt of CNFinance Shares in the distribution. This is subject to the qualification that Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed or produced before a court in the Cayman Islands (for example, for enforcement).

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. The Bulletin regarding the Administrative Measures on the Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Interim) provides more guidance on the implementation of the circular, clarifying matters including resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in the circular and the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

If the PRC tax authorities determine that Fanhua is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Fanhua would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Fanhua is treated as a PRC resident enterprise.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of CNFinance Shares by a U.S. holder (as defined below) that acquires CNFinance Shares in this distribution and holds CNFinance Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (“IRS”) and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, regulated investment companies, real estate investment trusts, tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not address any estate, alternative minimum tax, Medicare, foreign, state or local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the distribution of CNFinance Shares and the holding CNFinance Shares after the distribution.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (B) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, that has otherwise elected to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnerships holding ADSs or ordinary shares are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in and holding our ADSs or ordinary shares.

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations for Fanhua

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. Passive income generally includes, among other things, dividends, interest, certain types of rents and royalties, and net gain from the sale or exchange of property producing such income. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, we believe we were a PFIC during our taxable years ended 2011 through 2017. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such prior years. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. If our market capitalization declines, we may be or become a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. In addition, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

The discussion below under “Taxation of the Distribution to U.S. Holders—If Fanhua is a PFIC” is written on the basis that we will be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply to the distribution if we are not classified as a PFIC are generally discussed below under “Taxation of the Distribution to U.S. Holders—If Fanhua is not a PFIC.” Each U.S. holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of our being classified as a PFIC, including the possibility of making a mark-to-market election.

Taxation of the Distribution to U.S. Holders

If Fanhua is a PFIC

As discussed below, the gross amount of the distribution of CNFinance Shares and cash in lieu thereof received by a U.S. holder will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes and, if we are a PFIC, will be subject to ordinary income rates. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code. In addition, if we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

●	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

●	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

The distribution of CNFinance Shares and cash in lieu thereof in the distribution will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. holder holds our ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. holder, the U.S. holder will generally be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “Taxation of the Distribution to U.S. Holders—If Fanhua is not a PFIC,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election will be available to you, but no assurances are given in this regard. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election.

In certain circumstances, a U.S. shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections.

If Fanhua Is Not a PFIC

If Fanhua is not a PFIC, the distribution of CNFinance Shares and cash in lieu thereof will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate U.S. holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-U.S. corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the U.S. or (ii) if such non-U.S. corporation is eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program. However, a non-U.S. corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

In the event that we are treated as a PRC resident enterprise under the PRC tax law, then we may be eligible for the benefits of the U.S.-PRC income tax treaty. If we are eligible for such benefits, the distribution of CNFinance Shares and cash in lieu thereof we pay on our ordinary shares would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the U.S. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for the distribution of CNFinance Shares and cash in lieu thereof we pay with respect to our ordinary shares.

Under current IRS guidance, our ADSs will be considered readily tradable on the Nasdaq Global Select Market, which is an established securities market in the U.S., for as long as the ADSs continue to be listed on such exchange. Thus, we believe, but cannot assure you, that the distribution of CNFinance Shares and cash in lieu thereof we make on our ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, in the distribution will, subject to applicable limitations, be eligible for the reduced rates of taxation. Each U.S. holder is advised to consult with its tax advisor regarding the availability of the reduced rates of taxation under their particular circumstances.

The distribution of CNFinance Shares and cash in lieu thereof will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on such dividends paid on our ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on such dividends received on our ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

A U.S. holder may be required to submit to the IRS certain information with respect to such U.S. holder’s beneficial ownership of CNFinance Shares, if such CNFinance Shares are not held by a financial institution on the U.S. holder’s behalf. A U.S. holder may be subject to penalties if such U.S. holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to CNFinance Shares and proceeds from the sale, exchange or other disposition of CNFinance Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and U.S. holders may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. Each U.S. holder is urged to consult its tax advisors regarding the application of the U.S. information reporting and backup withholding rules to its particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

CNFinance and Fanhua are each subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, each company is required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed by CNFinance and Fanhua with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

NOTICE TO SHAREHOLDERS

You should rely only on the information contained in this information statement. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the front cover of this information statement.